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                          November 14, 2023

       Fred M. Schwarzer
       Chief Executive Officer and President
       IGM Biosciences, Inc.
       325 E. Middlefield Road
       Mountain View, CA 94043

                                                        Re: IGM Biosciences,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 13,
2023
                                                            File No. 333-275519

       Dear Fred M. Schwarzer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              James Babikian